UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number : 1-14118

QUEBECOR WORLD INC.

(Translation of Registrant’s Name into English)

999 Boulevard de Maisonneuve West, Suite 1100, Montreal, Quebec, Canada H3A 3L4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Note: Regulation S-T Rule 01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

QUEBECOR WORLD INC.
Filed in this Form 6-K

Exhibit	Index

99.1.	Press release dated November 7, 2008 announcing financial results for the three and nine-month periods ended September 30, 2008.

99.2.	Unaudited consolidated financial statements for the three and nine-month periods ended September 30, 2008 and 2007.

99.3.	Management’s discussion and analysis for the three and nine-month periods ended September 30, 2008 and 2007.

99.4.	Canadian certification of the President and Chief Executive Officer

99.5.	Canadian certification of the Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By:	(S) Marie É. Chlumecky
Name:	Marie -É. Chlumecky
Title:	Corporate Secretary

Date:	November 10, 2008